SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[  ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 1-9076

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEAM RETIREMENT SAVINGS PLAN

(f/k/a Fortune Brands Retirement Savings Plan)

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEAM INC.

510 Lake Cook Road

Deerfield, Illinois 60015

Table of Contents

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

December 31, 2011 and 2010

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP

Note: Other supplemental schedules required by the Employee Retirement Income Security Act (“ERISA”) have been omitted because such supplemental schedules are not prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits

Committee of Beam Inc.:

We have audited the accompanying statements of net assets available for benefits of the Beam Retirement Savings Plan (f/k/a Fortune Brands Retirement Savings Plan) (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, and schedule of delinquent participant contributions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 27, 2012

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
Assets
Plan’s interest in Fortune Brands, Inc.
Master Trust net assets	$ -	$751,232

Investments	199,896	-

Receivables
Company contributions	8,400	10,070
Participant contributions	205	441
Due from brokers	176	-
Notes receivable from participants	1,911	15,573

Total receivables	10,692	26,084

Total assets	210,588	777,316

Liabilities
Refunds due to participants	-	24
Due to brokers	286	-
Other payables	37	-

Total liabilities	323	24

NET ASSETS AVAILABLE FOR BENEFITS	$210,265	$777,292

The accompanying notes are an integral part of these statements.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
Additions
Investment (loss) income:
Allocated share of Fortune Brands, Inc.
Master Trust investment (loss) income	$(66,840)	$89,948
Net appreciation in fair value of investments	18,438	-
Interest	16	-
Dividends	1,370	-

Net investment (loss) income	(47,016)	89,948
Interest income on notes receivable from participants	431	690
Company contributions	22,239	25,853
Participant contributions	33,749	38,670
Rollover contributions	1,896	2,399

Total additions	11,299	157,560

Deductions
Benefits paid to participants	52,171	70,588
Administrative expenses	3	-

Total deductions	52,174	70,588

Net (decrease) increase prior to transfers	(40,875)	86,972

Net transfers (from) to the Plan (Notes A and C)	(526,152)	112

NET (DECREASE) INCREASE	(567,027)	87,084

Net assets available for benefits

Beginning of year	777,292	690,208

End of year	$210,265	$777,292

The accompanying notes are an integral part of these statements.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(Dollars in thousands)

NOTE A - DESCRIPTION OF PLAN

General

The Beam Retirement Savings Plan (f/k/a Fortune Brands Retirement Savings Plan) (the “Plan”) is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan was maintained by Fortune Brands, Inc. (“Fortune”), which changed its name to Beam Inc. (“Beam”) on October 4, 2011 after the sale of Fortune’s golf business and the spin-off of its home and security business.

On December 8, 2010, Fortune announced a plan that included: the sale of its golf business; the spin-off of the home & security business into an independent, publicly-traded company; and the continuation of Fortune as an independent, publicly-traded company focused solely on its spirits business, renamed Beam Inc. The sale of the golf business to an independent party was completed July 29, 2011 and Plan assets related to the golf business totaling $228,790 were transferred to a new plan maintained by the purchaser. The spin-off of the home & security business closed on October 3, 2011 and the new publicly-traded company was named Fortune Brands Home & Security, Inc. (“FBHS”). Plan assets related to FBHS totaled $297,632 and were transferred to the Fortune Brands Home & Security Retirement Savings Plan.

Effective October 4, 2011, Fortune was re-named Beam and the Plan was amended, restated and renamed the Beam Retirement Savings Plan. The Plan is a tax-qualified defined contribution retirement plan that is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Fortune and each of its operating company subsidiaries participating in the Plan are referred to collectively prior to October 4, 2011 as the “Companies” and individually as a “Company,” and thereafter Beam is referred to as such. Operating company subsidiaries that participated in the Plan in 2010 and through October 3, 2011 include: MasterBrand Cabinets, Inc. which includes Omega Cabinets, Ltd. and Kitchen Craft of Canada; Moen Incorporated (“Moen”); Therma-Tru Corp. (“Therma-Tru”), which includes Fypon LLC; Master Lock Company LLC; Waterloo Industries, Inc.; Acushnet Company (through July 29, 2011); Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc., SimEx, Inc., Dixie Pacific Manufacturing LLC and Hy-Lite Products, Inc. Beam Global Spirits & Wine, Inc. (“Beam Global”), Jim Beam Brands Co., Maker’s Mark Distillery, Inc., and Cruzan Viril, Ltd. (collectively the “Beam Global Subsidiaries”) participated in the Plan during 2011 and 2010.

The financial statements present the net assets available for benefits as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended. Through October 3, 2011, the assets of the Plan were included in a pool of investments known as the Fortune Brands, Inc. Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan. The Master Trust investments were administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”). Effective October 4, 2011, after the aforementioned spin-off, only assets of the Plan remained in the Master Trust and therefore the Master Trust was amended and restated as the Beam Retirement Savings Plan Trust (“Beam Trust”), which is a single employer trust holding assets exclusively for the Plan. Fidelity serves as the Trustee of the Beam Trust.

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

Contributions

The Plan is a tax-qualified defined contribution retirement plan. Contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax deferred contributions under Section 401(k) of the Code of up to 50% of “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code) who participate in the Plan. Participants’ annual tax deferred contributions are limited by the Code to $16.5 in 2011 and 2010. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect additional unmatched, pretax “catch up” contributions of up to $5.5 in 2011 and 2010.

Participants who are employees of Beam (formerly Fortune) and its participating operating subsidiaries may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 50% of eligible compensation (lower limitations apply to highly compensated employees and Beam participants). If a participant has reached the limitations on tax deferred contributions as described above, the participant may elect to have the tax deferred contributions automatically switch to after-tax contributions.

Participants that are eligible to make tax deferred contributions may roll over balances from another eligible tax qualified retirement plan or individual retirement account into the Plan.

Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan become automatically enrolled in the Plan and are deemed to have elected to make tax deferred contributions equal to 3% of their eligible compensation. In addition, participants making tax deferred contributions automatically had their contribution rate increased by 1% on the first payroll period for which it is administratively feasible following May 1 of each year unless they affirmatively declined participation in the automatic increase program. The automatic deferral increase program does not apply to participants who are deferring 6% or more of their eligible compensation. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase at any time. Effective October 4, 2011 the automatic deferral rate increase no longer applies.

Prior to October 3, 2011, Therma-Tru made on behalf of each eligible participant a Qualified Nonelective Contribution each payroll period equal to 3% of compensation. Any Qualified Nonelective Contributions made by Therma-Tru were allocated to the qualified nonelective employer contribution (QNEC) accounts of eligible participants based on such eligible participants’ respective compensation for such Plan year.

Most of the Companies provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective pre-tax contributions. The Beam Global Subsidiaries made a profit sharing contribution in 2011 and Fortune, the Beam Global Subsidiaries, Moen and Therma-Tru each made profit-sharing contributions for their eligible employees in 2010. For more information on the amount of profit-sharing and matching contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Participants may direct the investment of their accounts in the available investment funds under the Plan. The Plan makes various investment funds available to participants, which included through October 3, 2011 a Fortune common stock fund (“Fortune Stock Fund”). The Plan designated the Fortune Stock Fund as an employee stock ownership plan (“ESOP”). Effective June 15, 2011, Fortune common stock was no longer held in the Fortune Stock Fund and the participants directly held shares of the Fortune common stock thereafter. Effective October 3, 2011 in connection with the spin-off of FBHS each holder of Fortune common stock received one share of FBHS common stock. The Fortune common stock continued to be held by participants, under the name Beam Inc. Effective October 4, 2011, the Beam common stock portion of the Plan is designated as an ESOP.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by Company and participant contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions, Qualified Nonelective Contributions, plus earnings on those contributions. Vesting in the Company matching contributions, plus earnings on those contributions, occurs after one year of service. Certain groups have varying vesting schedules, outlined in the Plan document, as described below.

Participants (other than Moen and Therma-Tru participants) vest in the Companies’ annual profit-sharing contribution plus related earnings based on the earliest to occur of the following: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) after five years of service as summarized below:

Number of years of service	Percentage vested

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Prior to leaving the plan on October 3, 2011, Moen participants vested in the Moen profit sharing account after three years of service and Therma-Tru participants were 100% vested in the Therma-Tru profit sharing account at all times.

Forfeitures

On December 31, 2011 and 2010, forfeited nonvested accounts totaled $441 and $1,076, respectively. These accounts will be used to reduce future Company contributions or Plan expenses. Also, Company contributions were reduced by $961 and $1,198 in 2011 and 2010, respectively, from forfeited nonvested accounts.

Notes Receivable from Participants

A participant may apply for a loan of at least $1 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

participant’s vested balance, provided that the loan also does not exceed $50. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence for which the term is ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan’s provisions upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or who have attained age 59-1/2. Participants are permitted to request rollover distributions from their accounts into a Roth IRA.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Adoption of New Accounting Guidance

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. As of December 31, 2011, all aspects of the amendment have been adopted. See Note B – Investment Valuation for a description of the three-tiered investment fair value hierarchy.

In May 2011, the FASB issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of the amended guidance will have on the Plan’s financial statements.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

Accounting guidance provides a three-tiered hierarchy of inputs for classifying fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Plan or the Master Trust are valued as follows:

Interest bearing cash:   Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds:   Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds:   Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market and the underlying assets owned by the fund are traded on active markets.

Common stock:   Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

The following table presents the Plan’s investments by level within the fair value hierarchy as of December 31, 2011 (in thousands):

	$143,09911	$143,09911	$143,09911	$143,09911
	2011
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$15,126	$-	$-	$15,126
Mutual funds
U.S. large cap equity	46,401	-	-	46,401
U.S. small cap equity	5,847	-	-	5,847
International equity	13,043	-	-	13,043
Core fixed income	24,309	-	-	24,309

Total mutual funds	89,600	-	-	89,600

Collective trust funds
Lifepath (a)	-	56,797	-	56,797

Common stock
U.S. small cap	12,784	-	-	12,784
Beam Inc.	19,774	-	-	19,774
Fortune Brands Home & Security, Inc.	5,815	-	-	5,815

Total common stock	38,373	-	-	38,373

Total investments at fair value	$143,099	$56,797	$-	$199,896

(a)

The collective trust funds are valued at their December 31, 2011 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

See Note D – Investment in Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2010.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Net realized and unrealized (depreciation) appreciation, along with dividend income and interest income not from notes receivable from participants are recorded in the accompanying statements of changes in net assets

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income through October 3, 2011. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments thereafter.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and record keeper expenses and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income through October 3, 2011 and as net appreciation in fair value of investments thereafter. Other expenses are paid by the Plan or the Company at the Company’s discretion.

NOTE C - TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Hourly Employee Retirement Savings Plan occurred prior to October 3, 2011 due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies (“status change transfers”). Transfers to other plans also included the transfers related to the sale of Acushnet and the spin-off of FBHS. The transfer amounts for the years ended December 31, 2011 and 2010 are summarized below (in thousands):

	1$(526,152)	1$(526,152)
	2011	2010
Status change transfers into the Plan	$460	$663
Status change transfers to other plans	(190)	(551)
Transfer to Acushnet plan	(228,790)	-
Transfer to FBHS plan	(297,632)	-

Net transfers	$(526,152)	$112

NOTE D - INVESTMENT IN MASTER TRUST

The investments of the Master Trust were maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 87.22% in the Master Trust’s net assets at December 31, 2010.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

The Master Trust’s net assets at December 31, 2010 are as follows (in thousands):

$861,311 5666
2010
Assets
Investments, at fair value
Interest bearing cash	$70,285
Mutual funds	443,871
Collective trust funds	231,070
Common stock	117,594

Total investments	862,820
Due from brokers	618

Total assets	863,438

Liabilities
Accrued administrative expenses	148
Other payables	380
Due to brokers	1,599

Total liabilities	2,127

Net assets of the Master Trust available for benefits	$861,311

The net (depreciation) appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the period January 1, 2011 through October 3, 2011 and the year ended December 31, 2010, are as follows (in thousands):

	$861,311 56	$861,311 56
	2011	2010
Net (depreciation) appreciation in fair value
Mutual funds	$(43,094)	$34,295
Collective trust funds	(16,499)	27,427
Common stock	(21,080)	25,869

Net (depreciation) appreciation in fair value of investments of the Master Trust	(80,673)	87,591

Interest income	30	38
Dividend income	4,784	15,334
Administrative expenses	(1,020)	(949)

Total Master Trust investment (loss) income	$(76,879)	$102,014

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

The following table presents the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2010 (in thousands):

	$231,070 124	$231,070 124	$231,070 124	$231,070 124
	2010
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$70,285	$-	$-	$70,285
Mutual funds
U.S. large cap equity	224,903	-	-	224,903
U.S. small cap equity	34,700	-	-	34,700
International equity	70,378	-	-	70,378
Core fixed income	113,890	-	-	113,890

Total mutual funds	443,871	-	-	443,871

Collective trust funds
Lifepath (a)	-	231,070	-	231,070

Common stock
U.S. small cap	60,282	-	-	60,282
Fortune Brands, Inc.	57,312	-	-	57,312

Total common stock	117,594	-	-	117,594

Total investments at fair value	$631,750	$231,070	$-	$862,820

(a)

The collective trust funds are valued at their December 31, 2010 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

NOTE E – INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31, 2011 (dollars in thousands):

2011

Beam common shares	$ 19,774
American Funds Growth Fund of America	17,223
Fidelity International Discovery Fund	11,433
PIMCO Total Return Fund	24,308
Spartan 500 Index Fund	21,042
Fidelity Money Market Trust Retirement Money Market Portfolio	14,690

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

During the period October 4, 2011 through December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$7,251
Mutual funds	6,839
Collective trust funds	4,348
Net appreciation	$18,438

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various investments including stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits.

NOTE G - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Fortune by letter dated April 14, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit with respect to any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE H - RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also held shares of Fortune common stock through October 3, 2011 and the Plan holds Beam common stock subsequently.

Fees have been paid to Fidelity by the Plan for recordkeeping and investment management services for the years ended December 31, 2011 and 2010.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

(Dollars in thousands)

NOTE I- PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Beam, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE J - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events and there were no material subsequent events that required recognition or additional disclosures in these statements other than those noted below.

Effective May 1, 2012, the Friess Associates Small Cap Growth Separate Account is no longer an investment option under the Plan and was replaced with the Eagle Small Cap Growth Fund Class R6. Effective June 29, 2012, the FBHS stock may no longer be held in the Plan. Participants holding FBHS stock in their accounts will have until June 29, 2012 to sell their shares and invest their proceeds in any of the Plan’s investment options.

SUPPLEMENTAL SCHEDULES

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(Dollars in thousands)

	(b) (c)		(e)
	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	Value

	Collective trust funds
	BlackRock LifePath Retirement Fund		$6,028
	BlackRock LifePath 2015 Fund		6,009
	BlackRock LifePath 2020 Fund		9,196
	BlackRock LifePath 2025 Fund		7,045
	BlackRock LifePath 2030 Fund		7,800
	BlackRock LifePath 2035 Fund		8,589
	BlackRock LifePath 2040 Fund		6,889
	BlackRock LifePath 2045 Fund		4,251
	BlackRock LifePath 2050 Fund		988
	BlackRock LifePath 2055 Fund		2

	Common stock
*	Beam Inc.		19,774
	Fortune Brands Home & Security		5,815

	Mutual funds
	American Funds Growth Fund of America		17,223
*	Fidelity International Discovery Fund		11,433
	PIMCO Total Return Fund		24,308
	RS Partners Fund		2,874
*	Spartan 500 Index Fund		21,042
*	Spartan Extended Market Index Fund		2,973
*	Spartan International Index Fund		1,610
	Vanguard Windsor II Fund		8,137

	Interest bearing cash
*	Fidelity Money Market Trust Retirement Money Market Portfolio		14,690

	Mananged account
	Friess Associates Small Cap Growth Separate Account
	Common stock
	ACI Worldwide Inc.		235
	Actuate Corp		97
	Allot Communications LTD		195
	American Railcar Inds Inc.		79

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2011

(Dollars in thousands)

	(b) (c)		(e)

	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	Value

	Mananged account - continued
	Friess Associates Small Cap Growth Separate Account - continued
	Common stock - continued
	Analogic Corp		315
	Ann Inc.		154
	Avis Budget Group		52
	Benihana Inc.		20
	Bio Reference Labs Inc.		145
	Bruker Corp		175
	Calavo Growers Inc.		44
	Carpenter Technology Corp		360
	Chart Industries Inc.		227
	Clicksoftware Technologies LTD		81
	Coinstar Inc.		128
	Computer Task Group Inc.		41
	Dawson Geophysical Co.		28
	Dexcom Inc.		105
	Diebold Inc.		247
	DSW Inc.		234
	EDAC Technologies Corp		17
	Energy XXI (USA)		284
	Express Inc.		173
	Finish Line Inc.		241
	Freightcar America Inc.		27
	Gastar Exploration LTD		78
	GATX Corp		122
	Genesco Inc.		216
	GNC Holdings Inc.		278
	Greenbrier Companies Inc.		218
	Haynes Intl Inc.		273
	Heartland Payment Systems Inc.		300
	Heckmann Corp		288
	Hersha Hospitality Trust REIT		185
	Hibbett Sports Inc.		267
	Hornbeck Offshore Services Inc.		167

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2011

(Dollars in thousands)

	(b) (c)		(e)

	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	Value

	Mananged account - continued
	Friess Associates Small Cap Growth Separate Account - continued
	Common stock - continued
	Impax Laboratories Inc.		238
	Infospace Inc.		170
	Jos A Banks Clothiers Inc.		200
	Kaiser Alum Corp		248
	Key Energy Services Inc.		288
	Keynote Systems Inc.		222
	Laredo Petroleum Inc.		47
	Lecroy Corp		61
	Life Time Fitness Inc.		224
	Manum Hunter Resources Corp		198
	Maximus Inc.		58
	Monotype Imaging Hldgs Inc.		142
	Navigant Consulting Inc.		40
	Orasure Technologies Inc.		105
	OSI Systems Inc.		78
	Parametric Technology Corp.		153
	PC Tel Inc.		18
	Petroleum Development Corp.		158
	Quantum Corp.		140
	Red Robin Gourmet Burgers Inc.		163
	Sanchez Energy Corp.		174
	Select Comfort Corp.		343
	Silicon Motion Tech Corp		176
	Sonic Automotive Inc.		215
	Spectrum Pharmaceutical Inc.		199
	Steven Madden LTD		183
	Stillwater Mining Co.		171
	Stone Energy Corp		224
	Strategic Hotels & Resorts Inc.		220
	Superior Energy Services Inc.		253
	Susser Holdings Corp.		154
	Synergetics USA Inc.		83

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2011

(Dollars in thousands)

	(b) (c)		(e)

	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	Value

	Mananged account - continued
	Friess Associates Small Cap Growth Separate Account - continued
	Common stock - continued
	Tangoe Inc.		68
	Team Inc.		39
	Tetra Tech Inc.		192
	Thor Industries Inc.		151
	Titan Machinery Inc.		167
	Transcend Services Inc.		74
	Trinity Industries Inc.		144
	Ultratech Inc.		123
	Universal Stainless & Alloy		30
	Vocus Inc.		51
	Wabash National Corp		126
	Zoll Medical Corp		177
	Interest bearing cash		436

*	Loans to participants - interest rates ranging from 3.25% to 8.25%		1,911

			$201,807

*Indicates a party-in-interest to the Plan.

**Cost information omitted for investments that are fully participant directed.

Beam Retirement Savings Plan

(f/k/a Fortune Brands Retirement Savings Plan)

SCHEDULE H, LINE 4a - SCHEDULE OF NON-EXEMPT TRANSACTIONS FOR

DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2011

(Dollars in thousands)

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP

$6.5	$ -	$6.5	$ -	$ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAM RETIREMENT SAVINGS PLAN

June 27, 2012	By:	/s/ Mindy Mackenzie
Mindy Mackenzie, Chairman
Employee Benefits Committee of
Beam Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.